February 9, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance	Form S-1/A
Mail Stop 4561100 F Street, N.E.	Registration No. 333-199477
Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	CollabRx, Inc. (NASDAQ: CLRX)
Significance and Probability of potential merger with Medytox Solutions, Inc. (OTCQ: MMMS)

Gentlemen:

In connection with our request for effectiveness of the above referenced registration statement, we are required to determine if the proposed business combination between CollabRx, Inc. (herein “CollabRx”) and Medytox Solutions, Inc. (herein “Medytox”) is (a) significant and (b) probable as required under SEC Rule 506.02(c)(ii).

With respect to the significance of the proposed transaction, we believe that the proposed transaction is significant with respect to CollabRx, but not significant with respect to Medytox. This is based on our assessment of the three tests as described in Rule 3-05 and Rule 1-02(w).

With respect to the probability of the proposed transaction, after careful consideration of all of the facts and circumstances, we do not believe that we should consider the proposed transaction as probable, for the following reasons:

1.	The Letter of Intent that was entered into by CollabRx and Medytox on December 6, 2014 is non-binding. The letter expressly provides that the proposed terms set forth in Letter of Intent are merely a summary of the present intentions of the parties and do not create any right in, or claims against, any party of any kind whatsoever. Specifically, the Letter of Intent states that “This letter shall not constitute a firm, binding commitment of either party to entire into the transactions contemplated hereby, nor shall any such obligation be created by parole evidence, oral understandings or courses of conducts (regardless of reliance or change in position). Such obligations shall be created solely by the execution and delivery of definitive agreements containing such terms and conditions as may be agreed upon by the parties thereto and then only in accordance with the terms and conditions of such definitive agreements”;

CollabRx, Inc.	44 Montgomery St, Ste. 800, San Francisco, CA 94104	415-248-5350

SEC Division of Corporate Finance
February 9, 2015

2.	We have not yet signed a definitive merger agreement. We received an initial draft of the Merger Agreement relating to the proposed transaction from Medytox on January 21, 2015, and we provided initial comments to Medytox on the draft on January 29, 2015. In our comments, we raised significant issues relating to, among other things, certain series of outstanding preferred stock of Medytox and the tax consequences of the proposed transaction. Although our attorneys have had subsequent conversations with Medytox re: the draft Merger Agreement, these issues remain outstanding and we have not received a revised draft of the Merger Agreement. We have received initial drafts of a Voting Agreement and a Stockholders Agreement and are in the process of reviewing them. We have not received drafts of a number of additional ancillary documents, including proposed employment agreements;
3.	We have not sought approval from our Board of Directors for the proposed business combination and will not do so until we have a draft definitive agreement. Similarly, the completion of the proposed merger transaction will be subject to the approval of the stockholders of CollabRx and Medytox;
4.	We have not submitted the terms of the proposed transaction to any regulatory agency for approval;
5.	As described above, the negotiations are at a very early stage. We have not yet completed our due diligence review of Medytox. In the event that we do enter into a definitive Merger Agreement with Medytox, the closing of the transaction will be subject to a number of conditions, including receipt of stockholder approval as noted above;
6.	The proposed business combination was disclosed only because the Loan and Security Agreement and the separate Agreement entered into on January 16, 2015 constitute material definitive agreements for purposes of Item 1.01 of Form 8-K and were required to be filed within four business days. We believe that filing those agreements without at the same time providing the context of the potential merger transaction contemplated by the Letter of Intent would have been confusing to investors. Absent the requirement to file the material definitive agreements on Form 8-K, we would not have publicly disclosed the proposed transaction;
7.	The termination fee provided for in the Agreement with Medytox is not triggered unless CollabRx (a) passes a threshold borrowing of $500,000 and (b) completes an alternative transaction. As of the date of this letter, we have borrowed $550,839, but Medytox has agreed to an amendment that exempts the proposed public offering as an alternative transaction. Assuming that we complete the proposed public offering, we would have sufficient funds to continue operations and would not be required to pay the termination fee unless we later completed an alternative transaction. Said another way, having sufficient funds in our own account further diminishes the chances of proceeding with the proposed transaction with Medytox.

CollabRx, Inc.	44 Montgomery St, Ste. 800, San Francisco, CA 94104	415-248-5350

SEC Division of Corporate Finance
February 9, 2015

We respectfully request that you concur with our conclusion that the proposed transaction is not probable.

Please do not hesitate to contact me at (415) 248-5350, ext. 5323 or at my cell phone (415) 686-2198. Thank you for your consideration.

Very truly yours,

Thomas R. Mika
Chairman, President & CEO

cc:	William Davisson
Goodwin Procter LLP

CollabRx, Inc.	44 Montgomery St, Ste. 800, San Francisco, CA 94104	415-248-5350